TAHOE SHARES TO BE RELEASED FROM LOCK-UP ON JUNE 8, 2012 Tahoe Provides Update On Permit Status

VANCOUVER, B.C. (June 5, 2012) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) today announced that the contractual lock-up arrangements in regard to Tahoe shares held by members of Tahoe management and Goldcorp Inc. (the owner of approximately 40 percent of the outstanding Tahoe shares) expires on June 8, 2012. The lock-up period was an integral part of the Escobal project purchase, prohibiting Tahoe management, as well as Goldcorp, from selling any Tahoe shares for two years from the date of Tahoe’s Initial Public Offering (IPO).

According to Tahoe President and Chief Executive Officer Kevin McArthur, “We are very pleased with the Company’s progress as we approach the second anniversary of our IPO. Goldcorp has indicated that it does not currently intend to sell its Tahoe shares.” He added that a number of executives plan to sell a portion of their shareholdings (amounting to less than 0.3 percent of Tahoe shares outstanding) principally to pay tax liabilities that will arise upon the issuance of Tahoe shares under deferred share awards that vest in June 2012. On June 8, 2012, Tahoe’s senior executives will hold approximately 4 percent of the Company’s shares.

Escobal Exploitation Permit Approval Process
In January 2012 Otto Perez Molina became the new Guatemalan president. The president is committed to upholding Guatemala’s mining law and discontinued the prior administration’s moratorium on new mining licenses. Under the new administration, the Ministry of Energy and Mines (MEM) completed its legal review of the application for the Escobal exploitation permit, resulting in no deficiencies. MEM has not requested any new or additional information. Based on its conversations with MEM, the Company now believes it will receive final approval of the permit in the latter half of the year. This is not expected to delay the development of the Escobal Project or result in any additional costs. Construction activities continue on schedule.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. The Company is listed on the TSX under THO and on the NYSE under TAHO and is a member of the S&P/TSX Composite and TSX Global Mining indices.

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Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes future events and conditions related to the expected timeline for receipt of the Escobal Exploitation Permit, the effect of this expected timeline on the timing of development of the Escobal Project and the associated costs, and Tahoe’s strategy to develop the Escobal project and for positioning the Company as a whole. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions on the date of this news release. These are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, Tahoe’s ability to operate in a safe, efficient and effective manner and Tahoe’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. These factors include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com and also filed as an exhibit to Tahoe’s Registration Statement on Form 40-F and subsequent amendments thereto as filed with the SEC.

For further information please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807